SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Scholastic Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    807066105
                                    ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 807066105              SCHEDULE 13G                  Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Trust under the Will of Maurice R. Robinson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       2,331,712*
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             2,331,712*
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,331,712*
    * reflects the 2 for 1 stock split distributed on January 16, 2001 to shareholders of record on December 29, 2000.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.89%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 5 Pages


Note: The share figures in this report have been adjusted to reflect the 2 for 1 stock split distributed on January 16, 2001 to shareholders of record on December 29, 2000.

Item 1.

      (a) Name of Issuer

            Scholastic Corporation

      (b) Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

      (a) Name of Person Filing

            The Trust under the Will of Maurice R. Robinson
            Trustees: Richard Robinson, William Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill

      (b) Address of Principal Business Office or, if none, Residence

            c/o Scholastic Corporation
            555 Broadway
            New York, New York 10012

      (c) Citizenship

            United States

      (d) Title of Class of Securities
            Common Stock, par value $.01 per share

      (e) CUSIP Number

            807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

                                                               Page 4 of 5 Pages


Item 4. Ownership (at December 31, 2000)

      (a) Amount Beneficially Owned

                  2,331,712
                    (see Note to Item 4(a))

Note to
Item4(A):   Includes 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share owned by the Trust under the Will of Maurice R. Robinson.
            The shares of Class A Stock are convertible into shares of Common
            Stock, at any time at the option of the holder thereof, on a share-for-share basis.

      (b) Percent of Class

                  6.89%

      (c) Number of shares as to which such person has:

            i) sole power to vote or to direct the vote

                  2,331,712

            ii) shared power to vote or to direct the vote

                  0

            iii) sole power to dispose or to direct the disposition of

                  2,331,712

            iv) shared power to dispose or to direct the disposition of

                  0

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

                                                               Page 5 of 5 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2001
                                                      --------------------------
                                                            Date


                                                      /s/Richard Robinson
                                                      --------------------------
                                                            Signature

                                                      Richard Robinson / Trustee
                                                      --------------------------
                                                      Name/Title